Exhibit 23.2
Consent of Independent Auditors
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Petroflow Energy Ltd. of our report dated April 18, 2008, except as to notes 1m, 4, 5, 11, 15, 17 and 18(a), which are as of May 27, 2008 and notes 18(b) and 20, which are as of June 9, 2008, relating to the consolidated financial statements, which appears in the Annual Report to Shareholders, which is incorporated in this Annual Report on Form 40-F.
Chartered Accountants
Calgary, Alberta
Canada
August 6, 2008
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.